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                                 AQUA DYNE, INC.
                             23011 MOULTON PKY A-10
                             LAGUNA HILLS, CA. 92653
                             TELEPHONE 949 380 4033
                                FAX 949 380 1781
                           E.MAIL CATALINA61@JUNO.COM


July 26, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D. C. 20549-0308

Re: Aqua Dyne, Inc.
    Item 4.01 Form 8-K filed July 21, 2005 File No. 0-32863


Dear Sirs:

Comment 1. We have revised the paragraph to only discuss resignation of Mendoza
           Berger LLC. on July 20, 2005

Comment 2. We have revised the paragraph to indicate that the modification they spoke of in their letter was as to "ability to survive"

Comment 3. We have revised the paragraph to clarify that there were no disagreements.

Comment 4. We have revised the paragraph to take out "past" as there were never any disagreements with the auditors.

Comment 5. We included a new paragraph appointing the auditors on July 20, 2005


         The Company acknowledges that; the Company is responsible for the adequacy and accuracy of disclosures in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/ William D. Lindberg
Aqua Dyne, Inc.